UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated November 14th, 2007 from Diana Shipping Inc. (the “Company”) announcing its report of financial results for the third quarter and nine months ended September 30, 2007, as well as declaring a cash dividend of 58 cents per share for the third quarter of 2007.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
Email: ed.nebb@eurorscg.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007

DECLARES CASH DIVIDEND OF 58 CENTS PER SHARE
FOR THE THIRD QUARTER OF 2007

ATHENS, GREECE, November 14, 2007 – Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income and net income available to common stockholders of $50.4 million, including a $21.5 million gain on vessel sale, for the third quarter of 2007, compared to net income of $16.7 million reported in the third quarter of 2006.

Voyage and time charter revenues were $49.1 million for the third quarter of 2007, compared to $30.6 million for the same period of 2006, due to an increase in prevailing time charter rates and an increase in the number of vessels in the Company’s fleet.

Net income and net income available to common stockholders for the nine months ended September 30, 2007, amounted to $97.8 million, compared to net income of $41.6 million for the same period of 2006.  For the nine months ended September 30, 2006 net income available to common stockholders amounted to $21.3 million, after a non-recurring preferential deemed dividend of $20.3 million relating to the purchase of the Diana Shipping Services S.A. fleet management company on April 1, 2006.  Voyage and time charter revenues were $131.6 million for the first nine months of 2007, compared to $80.9 million for the same period of 2006.

Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.58 per share, based on its results of operations during the quarter ended September 30, 2007. The cash dividend will be payable on or about December 6, 2007 to shareholders of record as of November 29, 2007. The Company has 74.4 million shares of common stock outstanding.

Chairman and Chief Executive Officer’s Comments
“The strong market conditions, prudent management of our fleet, and a gain on the sale of an older vessel enabled us to more than triple our net income for the third quarter of 2007 as compared to the equivalent period in 2006. Our latest dividend declaration is continued proof of our stated commitment to distribute substantially all of our free cash flow from operations to our shareholders,” said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping.

With respect to market conditions, Mr. Palios noted, “The dry bulk market remains firm and we continue to enjoy historically high levels of demand for the transportation of the commodities carried on the Diana vessels, in spite of the iron ore contract negotiations.  We expect the next few quarters to continue to be strong, with China, India and other developing regions moving their economic activity forward at strong rates of growth, while port congestion and the ton mile effect will help in maintaining a very tight supply-demand situation in the dry bulk market. Looking out into the future we expect to continue to benefit from the present favorable market conditions, as the attractive hire rates on our existing charters, together with the four vessels which we will be chartering within the next several weeks, will secure a very satisfactory return for our investors.  We look forward to our next quarter and 2008 results with confidence.”

Fleet Employment Profile
Currently Diana’s fleet is employed as follows:

Name	Sister ships[3]	Year Built	DWT	Employment [1]	Charter Expiration[2]
Nirefs	A	2001	75,311	4TCs Average[4] + 4.5%	Oct 23, 2007 – Jan 23, 2008
Alcyon	A	2001	75,247	$22,582	Oct 15, 2007 – Feb 15, 2008
Triton	A	2001	75,336	$24,400	Oct. 17, 2009 – Jan 17, 20103
Oceanis	A	2001	75,211	$40,000	Jul 29, 2009 – Oct 29, 2009
Dione	A	2001	75,172	$28,500	Nov 7, 2007 – Jan 17, 2008
Danae	A	2001	75,106	$29,400	Feb 18, 2009 – May 18, 2009
Protefs	B	2004	73,630	$31,650	Feb 3, 2008 – Apr 3, 2008
Calipso	B	2005	73,691	$26,750	Dec 21, 2007 – Feb 21, 2008
Clio	B	2005	73,691	$27,000	Jan 27, 2009 – Mar 27, 2009
Thetis	B	2004	73,583	$60,250	Sep 2, 2008 – Nov 2, 2008
Naias	B	2006	73,546	$34,000	Aug 24, 2009 – Oct 24, 2009
Erato	C	2004	74,444	$30,500	Nov 9, 2007 – Jan 9, 2008
Coronis	C	2006	74,381	$27,500	Jan 18, 2009 – Apr 9, 2009
Sideris GS	D	2006	174,186	$41,000[6]	Oct 15, 2010 – Jan 15, 2011[7]
Aliki	-	2005	180,235	$48,500[8]	Mar 1, 2011 – Jun 1, 2011[7]
Semirio	D	2007	174,261	$41,000[9]	Apr 30, 2011 – Jul 30, 2011[7]
Boston[10]	D	2007	177,828	$52,000	Sep 28, 2011 – Dec 28, 2011[11]
Thalassini Niki[12]	-	2005	171,810	$55,800	Aug 28, 2012 – Oct 28 2012
Thalassini Kyra[13]	-	2002	164,218	$74,750	Jan 6, 2013 – Mar 6, 2013
Hull H1107[14]	D	2010	177,000	-	-
Hull H1108[14]	D	2010	177,000	-	-
		Total:	2,364,887

1.	Gross time charter rate per day.
[2]	Charterers’ optional period to redeliver the vessel to owners. Charterers have the right to add the off-hire days, if any, and therefore the optional period may be extended.
[3]	Each vessel is a sister ship of the other vessels that have the same letter.
[4]	Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
[5]
The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[6]	The daily time charter rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year.

[7]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[8]	The daily time charter rate will be $52,000 for the first and second year and $45,000 for the third and fourth year.
[9]	The daily time charter rate will be $51,000 for the first and second year and $31,000 for the third and fourth year. The vessel was delivered to the Company on June 14, 2007.
[10]	Vessel delivered to owners on November 13, 2007.
[11]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[12]	Expected to be delivered to owners/charterers on or about November 30, 2007.
[13]	Expected to be delivered to owners/charterers on or about February 6, 2008.
[14]	Expected to be delivered to owners in the second quarter of 2010.

Summary of Selected Financials & Other Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$49,086	$30,595	$131,591	$80,917
Voyage expenses	2,348	1,417	6,028	4,327
Vessel operating expenses	7,397	5,988	20.826	16,263
Net income	50,384	16,725	97,847	41,639
Net income/(loss) available to common stockholders	50,384	16,725	97,847	21,372
FLEET DATA
Average number of vessels	16.0	13.6	15.6	13.1
Number of vessels	16.0	14.0	16.0	14.0
Weighted average age of fleet (in years)	3.7	4.0	3.3	4.0
Ownership days	1,477	1,247	4,271	3,576
Available days	1,477	1,247	4,271	3,535
Operating days	1,476	1,247	4,240	3,530
Fleet utilization	99.9%	100.0%	99.3%	99.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$31,644	$23,399	$29,399	$21,666
Daily vessel operating expenses (2)	5,008	4,802	4,876	4,548
_____________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, November 15, 2007. Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-866-328-4270 (for U.S.-based callers) or 1-480-629-9564 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3799680.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share, per day and fleet data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$49,086	$30,595	$131,591	$80,917

EXPENSES:
Voyage expenses	2,348	1,417	6,028	4,327
Vessel operating expenses	7,397	5,988	20,826	16,263
Depreciation and amortization of deferred charges	6,625	4,238	16,848	11,981
Management fees	-	-	-	572
Executive management services and rent	-	-	-	76
General and administrative expenses	2,221	1,870	6,636	4,399
Gain on vessel sale	(21,504)	-	(21,504)	-
Foreign currency losses (gains)	(41)	(60)	(158)	(78)
Operating income	52,040	17,142	102,915	43,377

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,867)	(699)	(5,767)	(2,569)
Interest Income	211	282	699	831

Total other income (expenses), net	(1,656)	(417)	(5,068)	(1,738)

Net Income	$50,384	$16,725	$97,847	$41,639

Preferential deemed dividend	-	-	-	(20,267)

Net income/(loss) available to common stockholders	$50,384	$16,725	$97,847	$21,372

Earnings/(losses) per common share, basic and diluted	$0.78	$0.32	$1.63	$0.44

Weighted average number of common shares, basic and diluted	64,184,783	53,050,000	60,168,040	48,342,308

BALANCE SHEET DATA
	September 30,	December 31,
	2007	2006
ASSETS	(unaudited)

Cash and cash equivalents	190,422	14,511
Other current assets	4,081	4,551
Advances for vessels under construction and acquisitions and other vessel costs	47,722	24,347
Vessels' net book value	599,245	464,439
Other fixed assets, net	981	897
Other non-current assets	1,645	1,930
Total assets	844,096	510,675

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	9,311	7,636
Long-term debt	24,080	138,239
Other non-current liabilities	4,576	1,697
Total stockholders' equity	806,129	363,103
Total liabilities and stockholders' equity	844,096	510,675

OTHER FINANCIAL DATA
	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$37,748	$22,838	$98,397	$56,823
Net cash used in investing activities	78,374	(53,910)	(152,965)	(95,790)
Net cash from / (used in) financing activities	62,677	20,767	230,479	26,147

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: November 19, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President